UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               CRITICAL PATH, INC.
                               -------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    22674V100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ] Rule 13d-1(b)
               [X] Rule 13d-1(c)
               [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 8 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13G

CUSIP No.  22674V100                                           Page 2 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                              a. [ ]
                                              b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                       5        Sole Voting Power
 Number of                             5,467,675
  Shares
Beneficially           6        Shared Voting Power
  Owned By                             0
   Each
Reporting              7        Sole Dispositive Power
   Person                              5,467,675
   With
                       8        Shared Dispositive Power
                                       0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                            5,467,675

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                            [   ]

11       Percent of Class Represented By Amount in Row (9)

                            6.82%

12       Type of Reporting Person (See Instructions)

                            IA

                                                               Page 3 of 8 Pages


Item 1(a)      Name of Issuer:

               Critical Path, Inc. (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               532 Folsom Street, San Francisco, California 94105

Item 2(a)      Name of Person Filing:

               The Statement is filed on behalf of Purnendu Chatterjee (the "Reporting Person"):

               This Statement relates to Shares (as defined herein) held for the accounts of Winston Partners, L.P., a Delaware limited partnership ("Winston L.P."), Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM"), and a Cayman Islands Exempted Limited Partnership ("Cayman Fund").

               CFM is the general partner of Winston L.P. The Reporting Person is the sole general partner of CFM.

               Chatterjee Management Company, a Delaware corpoation ("CMC"), serves as investment manager of the Cayman Fund. CMC is controlled by the Reporting Person.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of the Reporting Person is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)      Citizenship:

               The Reporting Person is a United States citizen.

Item 2(d)      Title of Class of Securities:

               Common Stock, $0.001 Par Value (the "Shares").

Item 2(e)      CUSIP Number:

               22674V100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

               As of December 31, 2002, the Reporting Person may be deemed the beneficial owner of 5,467,675 Shares. This number consists of (A) 2,812,875 Shares held for the account of Winston L.P, (B) 739,821 Shares held for the account of CFM, and (C) 1,914,979 Shares held for the account of the Cayman Fund.

                                                               Page 4 of 8 Pages


Item 4(b)      Percent of Class:

               The number of Shares of which the Reporting Person may be deemed to be the beneficial owner constitutes approximately 6.82% of the total number of Shares outstanding.

Item 4(c)      Number of Shares that the Reporting Person has:

        (i)    Sole power to vote or direct the vote:                  5,467,675

        (ii)   Shared power to vote or to direct the vote                      0

        (iii)  Sole power to dispose or to direct the
               disposition of                                          5,467,675

        (iv)   Shared power to dispose or to direct the
               disposition of                                                  0

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               (i) The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

               (ii) The partners of CFM have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of CFM in accordance with their partnership interests in CFM.

               (iii) The partners of the Cayman Fund have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Cayman Fund in accordance with their partnership interests in the Cayman Fund.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

                                                               Page 5 of 8 Pages

Item 10.       Certification:

               By signing below the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 6 of 8 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 14, 2003                 PURNENDU CHATTERJEE


                                        By: /s/ John Flanagan
                                           -------------------------------------
                                           John Flanagan
                                           Attorney-in-Fact

                                                               Page 7 of 8 Pages


                                  EXHIBIT INDEX

A.        Power of  Attorney, dated as of February 14, 2003,            Page No.
          granted  by Dr. Purnendu Chatterjee  in  favor of
          John Flanagan.....................................                8

                                                               Page 8 of 8 Pages


                                    EXHIBIT A

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, PURNENDU CHATTERJEE, hereby make, constitute and appoint JOHN FLANAGAN as my agent and attorney-in-fact for the purpose of executing in my name or in my personal capacity all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 14th day of February, 2003.



                                           /s/ Purnendu Chatterjee
                                           -------------------------------------
                                           PURNENDU CHATTERJEE